Exhibit 21.1

SUBSIDIARIES OF ADAPTIVE INSIGHTS, INC.

Name of Subsidiary	Jurisdiction of Organization

Adaptive Insights Limited	United Kingdom

Adaptive Insights Co., Ltd.	Japan

Adaptive Insights, Ltd.	Canada

MyDials, Inc.*	United States

Adaptive Insights Pty Ltd.*	Australia

*Adaptive Insights Pty Ltd. is a wholly owned subsidiary of MyDials, Inc.